MAIL STOP 3561


      	September 2, 2005

V. Randy White, Ph.D
Chief Executive Officer
Xenomics, Inc.
420 Lexington Avenue, Suite 1701
New York, New York 10170

      Re:	Xenomics, Inc.
   Registration Statement on Form SB-2
   File No. 333-127071
		Filed August 1, 2005

Dear Dr. White:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page
1. Please include only the information required by Item 501 of Regulation S-B. Thus, all of the information relating to private placements should be removed.
2. Please highlight the risk factor cross reference by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

3. We note the statement that you do not know "when, how or if the selling stockholders" intend the sell their shares. "How" they intend to sell their shares is set forth in the Plan of Distribution and should therefore be deleted from the cover page.
4. Please provide the dealer prospectus delivery obligation on the outside back cover page of the prospectus as set forth in Item 502(b)
of Regulation S-B.
5. Please advise how you arrived at the 103,200 shares of common stock to be issued as "in kind dividends."

Prospectus Summary, page 5
6. The background and development of the predecessor company should be fully discussed pursuant to Item 101 of Regulation S-B.
7. Please reconcile the disclosure under "Shares offered by the Selling Stockholders" with the cover page and fee table.
8. Please provide your website address.

Risk Factors, page 6
9. The introductory paragraph suggests that you are incorporating information from other reports. As you know, incorporation by reference is not available on Form SB-2. Please revise the introductory paragraph or delete it.
10. Several of your risk factors are too broad and generic and should
be revised to state the material risk that is specific to
Xenomics,
Inc.  As a general rule, a risk factor is probably too generic if it
is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to
other similarly situated businesses.   Risk factors 9, 11, 13, 20,
22, 23, 24, 26 and 27 should be revised, deleted or moved to another section of the prospectus as appropriate.
11. The second paragraph of risk factor two addresses a risk distinct from the subheading. Please provide an appropriate subheading to address the risk of dilution to shareholders.
12. Clarify in risk factor 12 whether you have filed an application with the FDA.

Note Regarding Forward-Looking Statements, page 13
13. We note your statement that "[w]e undertake no obligation to update forward-looking statements." If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law. As such, please revise your disclosure accordingly.

14. We also note your reference to the Private Securities
Litigation
Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

* delete any references to the Private Securities Litigation
Reform
Act; or
* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation, page 13

	History
15. Item 101(a) of Regulation S-B requires that you describe the business development of the company for the past 3 years. Such a discussion would include the business history of the company, its subsidiary, and its predecessor(s) as well as the name and the identity of the control persons and promoters of the same and the consideration paid in all merger transactions and share purchase agreements. "Predecessor" is defined in Rule 405 of Regulation C.
16. Elaborate on the material terms of the Voting Agreement, including the identity of the parties.
17. We note you granted an option to the former Xenomics Sub shareholders that becomes exercisable in the event you fail to apply at least 50% of the net proceeds you raise during the period ending
July 1, 2006. Please quantify what this amount will be or is expected to be. Indicate whether you have any plans, formal or otherwise, to secure such funding. Disclose the material terms of the option, including the exercise price, option price and cure provision.

Plan of Operations
18. Please allocate the amounts necessary over the next 12 months to cover all budgeted expenses deemed material. Discuss the anticipated milestones in implementing your plan of operation over the next 12 months and the time frame and cost for beginning and completing each.


Contractual Obligations and Commitments
19. Reference is made to Note 5 of the financial statements. It appears that the shares issued in January 2005 and April 2005 carry registration rights which require that the company file a registration statement with the Commission by the 120th day after closing and that failure to do so will result in certain penalties to the company that accrue on a monthly basis. Please disclose this fact and the status of all such penalties.

	Critical Accounting Policies
20. We note your disclosure that the results of operations for Xenomics are included in the consolidated results of operations only since July 2, 2004, the date of the transaction, along with similar disclosure on page 14 under the caption "Business Combination". Since the transaction was treated as a recapitalization rather than a business combination, the results of operations should be those of Xenomics since inception. Please revise your disclosures accordingly.
21. Please correct the reference to "this Annual Report on Form
10-
KSB."

Description of Business, page 17

	The Market
22. Your website discloses that the DNA testing market is growing at
35%-45% per annum. Please disclose this fact in the prospectus and provide substantiating support. Alternatively, delete this claim from your website.

SpaXen Joint Venture
23. Please disclose the role of the supervisory board and its level of authority.

Intellectual Property
24. Please elaborate on your patents, including duration.  See
Item
101(b)(7) of Regulation S-B.
25. You disclose that you have no foreign patents. Your website indicates you do.

      Manufacturing
26. Please include the information required by Item 101(b)(5) of Regulation S-B regarding raw materials and suppliers.

27. Please provide the disclosure required under Item 101(b)(2) of Regulation S-B regarding distribution.

Government Regulation
28. If applicable, please provide the disclosure required by Item
101(b)(11) of Regulation S-B regarding compliance with environmental laws.

   Description of Property
29. Please file all leases as exhibits.

Directors and Executive Officers, page 24
30. Please disclose the number of hours per week that Dr. Tomei will
contribute to SpaXen.
31. Please disclose Mr. Cerrone`s affiliation with Panetta
Partners
and the business of Panetta. In this regard, we note that Panetta purchased 97% of the outstanding shares of Used Kar Parts prior to the share exchange with Xenomics. Also disclose Mr. Cerrone`s relationship with Venus Beauty Supply and Fermavir Pharmaceuticals.
32. Please disclose Mr. White`s business activity from December
2002
to September 2004.
33. The disclosure for Dr. Melkonyan indicates that he was "associated" with Xenomics from 1999 until 2004. Please clarify "associated."

Executive Compensation, page 27
34. Please include the information required by Item 402 of Regulation
S-B for the last three completed fiscal years. See Item 402(b) of Regulation S-B.
35. Please file all employment and consulting agreements as exhibits.

Market for Common Equity and Related Stockholder Matters, page 31
36. Please provide the full disclosure required by Item 201(a)(ii) of
Regulation S-B.  We do not understand reference to Fiscal 2006.

Security Ownership of Certain Beneficial Owners and Management,
page
32

37. Reference is made to footnote 2. Please identify the control person for Panetta Partners. If the control person is Mr.
Cerrone,
we do not understand the basis for his disclaimer of beneficial ownership.
38. It is not clear whether the disclosure reflects the voting agreement. Please clarify.

Selling Stockholders, page 34
39. Reference is made to the last sentence of the fifth paragraph regarding the number of shares in this offering being automatically increased by the number of shares of common stock issued as in-kind dividends. Please provide us with an analysis as to why these additional shares will not need to be added to this registration statement by amendment.

Certain Relationships and Related Transactions, page 20
40. Please include the full disclosure regarding transactions with promoter during the past 5 years as required under Item 404(d) of Regulation S-B. See Rule 405 of Regulation C for the definition of
"promoter."
41. Please indicate whether there are any existing relationships or plans to create relationships between the company and the various entities affiliated with your officers, directors, principal shareholders and promoters. In this regard, we note that several of the entities affiliated with your officers, directors, principal shareholders and promoters are engaged in similar fields. See for example, Callisto Pharmaceuticals and Fermavir Pharmaceutical.
42. We note your statement that the principal purpose of redeeming shares held by Panetta was to lower Panetta`s level of share ownership relative to non-affiliates. Based on a Form 8-K filing made on March 11, 2004, it appears to us that the principal purpose of the redemption was to compensate Mr. Cerrone and/or Panetta for the 2,000,000 shares which were purchased in February 2004 for $386,400 and to allow for the July 2004 share exchange with the Xenomics Sub shareholders.
43. Please disclose the $50,000 signing bonus to be paid to Mr. Cerrone and the annual 15% cash bonus.
44. Supplementally advise as to the relationship between your officers, directors, principal shareholders and promoters and Rivington Technologies.
45. Concerning the redemption of shares of Panetta Partners Ltd., please add the following:
* The basis of the $500,000 valuation;
* Whether paid in cash;
* The percentage of shares owned by Panetta at the time of the transaction;
* The date of purchase by Panetta and the price(s) paid;
* Dollar amount of gain to Panetta as a result of the transaction;
* The control person(s) of Panetta at the time of the transaction.

Description of Securities, page 38
46. Please disclose whether the common stock has cumulative voting rights.
47. Briefly discuss the "subsequent equity sales" provision of the Series A shares.
48. The statement that all of the outstanding shares of common stock are "fully paid and nonassessable" is a legal conclusion that you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Where You Can Find More Information, page 42
49. Please be advised of the Commission`s new address:

100 F Street, NE
Washington, DC  20549

In doing so, please also be advised that the Chicago and New York public reference facilities are no longer operational.

Financial Statements
50. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item
310(g) of Regulation S-B.

Audit Report, page F-2
51. The audit report refers only to the income statement period ended
January 31, 2005, but the financial statements also include information relating to the year ended January 31, 2004, and the period from inception to January 31, 2005. Please discuss with your auditor and ask them to revise the report to reference all periods presented in the financial statements.

Statement of Operations, page F-4
52. We note that the statement of operations includes virtually no operating expenses for the year ended January 31, 2004. Please explain how this could be the case, if Xenomics maintained operations during this period. We note your disclosures on page 24 that Dr. Tomei and Mr. Umansky co-founded Xenomics in 1998. Please tell us the approximate amount of time that was incurred by these individuals on company business during the year ended January 31, 2004. Note that all costs of doing business should be included in the registrant`s financial statements, including expenses incurred on its behalf by its major shareholders. Where services are performed for the company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the company`s expenses through a capital contribution by the shareholder. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements accordingly, or tell us why you believe that no revisions are required.

Statement of Stockholders` Equity, page F-5
53. Please revise the statement to include the relevant balances since inception, as required by FAS 7 for development stage companies.
54. Please explain why the statement of stockholders` equity reports
13,166,502 shares outstanding as of January 31, 2003. While we would expect 13,166,502 shares to be outstanding after the merger on July
2, 2004, it is not clear why the 10.9 million shares of Used Kar Parts would be reported prior to the merger. Also, we note the recapitalization appears to have resulted in a significant increase to equity for Xenomics, based on the financial statements of Xenomics provided in your 8-K/A filed on September 15, 2004. Please tell us how this could have occurred, as a recapitalization would typically not result in an increase to equity, unless cash or other assets were received in the transaction.

Cash Flow Statement, page F-6
55. Please revise the presentation of the financing activities section of the statement to present repurchases of common stock separately from issuances. Also, disclose cash paid for interest and taxes. If none, please indicate this in your disclosure.

Note 1 - Business Overview, page F-7
56. Please explain, in detail, how you determined that a charge for purchased in-process development was appropriate, when you state that the transaction was accounted for as a recapitalization. We note that purchased in-process research and development charges typically occur in a transaction accounted for as a business combination as discussed in paragraph 42 of FAS 141. By contrast, in a recapitalization, no goodwill or intangible assets are recorded since no business combination has occurred.
57. Please tell us why the shares transferred to escrow were recorded at their par value, rather than the fair value of the date of transfer. Also, please clarify whether these shares were outstanding prior to the recapitalization, or were issued as part of the transaction and then transferred to treasury shares. Clarify your disclosure to indicate whether the undisclosed liabilities relate to the company or the former Xenomics shareholders, and when this determination will be made.
58. Please provide us with a schedule showing the balance sheet for
Xenomics immediately prior to the recapitalization, the adjustments made to the accounts as a result of the recapitalization, and explanations for all adjustments.

Note 3 - Significant Accounting Policies, page F-8
59. Please revise your disclosure in Note 3, as well as similar disclosures on page 17, to clearly state that all research and development costs are charged to expense in accordance with FAS 2. We note that your current disclosure incorrectly implies that research and development costs may be capitalized at some point in the future, which there is no basis for under U.S. generally accepted accounting principles.
60. Please revise your disclosure to include your accounting policy for the impairment of long-lived assets in accordance with FAS 144.

Note 4 - Property and Equipment, page F-10
61. We note your disclosure regarding property and equipment. Please tell us whether any property and equipment was recorded in the financial statements of Xenomics prior to the recapitalization, and if so, how the value of this equipment was determined. Your disclosure refers to fair value on the date of acquisition, July 2,
2004, or cost when subsequently acquired and placed into service. Since this transaction should be treated as a recapitalization, the assets and liabilities of the two companies would be combined at book value.

Note 5 - Stockholders` Equity, page F-10
62. We note your disclosure regarding the private placements in which units consisting of common stock and warrants were issued. Please tell us how you accounted for the warrants and shares issued to the selling agents in lieu of cash, and revise the disclosure to include the fair value of the warrants and shares issued. Also, please revise your disclosures in the statement of stockholders` equity to state the amount of offering costs paid relating to each placement.
63. We note your disclosure regarding the registration rights agreements relating to the private placements. Please expand the footnotes to disclose all of the material terms of the registration rights agreement, including the total amount of liquidated damages the company could be responsible for under the agreement. Also, please tell us how you have accounted for the liquidated damages provision. Refer to EITF 05-04 and paragraphs 14-18 of EITF 00-19.
Lastly, please tell us whether the final closing of the offering occurred on April 7, 2005, and whether you have incurred any penalties to date under the registration rights agreements.

64. We note your disclosure on page II-3 regarding the 1,000,000 warrants issued to Trilogy Capital Partners. Please tell us how the issuance of the warrants was accounted for in the financial statements, including where the related compensation expense is recorded in the statement of operations. Also, please revise Note 5 to disclose the major terms of the warrants, along with their fair value and the major assumptions used to value them.

Note 6 - Stock Option Plan, page F-10
65. We note your disclosure that 445,000 options had been granted subject to stockholder approval as of January 31, 2005, and similar disclosure on page 29 that 1,290,000 options had been granted subject to stockholder approval as of July 29, 2005. Please note that as discussed in paragraphs 86-87 of FIN 44, when stockholder approval must be obtained, no measurement date can be established under APB 25, unless management and the board of directors control sufficient votes to approve the plan, and as such, shareholder approval is essentially a formality. Based on your beneficial ownership disclosures on page 32, this would not appear to be the case. Accordingly, please revise your financial statements for each period to disclose that a measurement date with respect to the options granted prior to stockholder approval has not occurred, and when such measurement date does occur, compensation expense will be recorded for any excess of the fair market value on that date over the exercise price. In addition, please revise MD&A as appropriate to discuss any resulting known trends, events or uncertainties in accordance with Item 303(b)(1) of Regulation S-B.
66. Please tell us how you determined that no compensation expense should be recorded during the year ended January 31, 2005. We note that the range of exercise prices for your stock options is $1.25- $2.50, while the range of stock prices during the year ended January
31, 2005 was $2.75-$4.35 as disclosed on page 31. Please tell us the date of each stock option grant, and how you determined the fair value on the date of grant.

Note 8 - SpaXen Joint Venture, page F-12
67. We note your disclosure regarding the SpaXen joint venture. Based on your disclosure, it appears that no amounts are recorded in the financial statements relating to the joint venture. Tell us how you evaluated the joint venture in accordance with FIN 46R to determine whether the joint venture is a variable interest entity, and if so, which party represents the primary beneficiary.
68. Please tell us whether your interest in the SpaXen joint venture is subject to the repurchase right for the Xenomics technology disclosed in Note 9.



Note 9 - Commitments and Contingencies, page F-12
69. We note your disclosure regarding various employment
agreements.
Please tell us whether any bonus payments were earned by the executives through January 31, 2005, and if so, where the amounts are recorded in the financial statements. Also, please revise the disclosure to include the dollar amounts of bonuses that may be earned by Dr. Tomei.
70. We note your disclosure regarding the incentive stock options granted to Dr. White. Please note that the terms of the option vesting schedule do not appear to be in compliance with Section 422 of the Internal Revenue Code, which limits the fair market value of options that become exercisable in each calendar year to $100,000. Accordingly, please tell us whether you intend to modify the option agreement with Dr. White, and if so, disclose the projected impact of the modification in accordance with FIN 44.

Interim Financial Statements
71. Please revise the interim financial statements, as appropriate, to reflect revisions made to the financial statements for the year ended January 31, 2005.

Note 2 - Basis of Presentation, page F-18
72. Please revise your disclosure to include a brief discussion of the basis of presentation of the interim financial statements. Under
Item 310(b) of Regulation S-B, interim financial statements must include an affirmative statement to the effect that the financial statements include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. In addition, we believe that it is advisable to include a statement to the effect that interim financial statements do not include all of the disclosures required for complete financial statements prepared in accordance with generally accepted accounting principles.

Note 4 - Stockholders` Equity, page F-20
73. We note your disclosure regarding the acceleration of vesting of various stock options on page 29. Based on your disclosure, it would appear that the option agreements were modified based on the determination of the compensation committee. If this is the case, a new measurement date is created on the date of modification, as discussed in paragraphs 32-34 of FIN 44. As a result, please note that if any of the named individuals terminate employment prior to the final vesting date(s) of the original award(s), you will be required to record future compensation expense based on the intrinsic value at the date of the modification, for the number of shares that would not have vested absent the modification. Please disclose the amount of intrinsic value resulting from the acceleration, and the resulting future compensation expense that will be required to be recognized if any of the named individuals terminate their employment in the future, prior to the original vesting dates. Also, consider whether similar disclosures are required in MD&A relating to known trends, events or uncertainties in accordance with Item 303(b)(1) of
Regulation S-B.
74. With respect to the option acceleration described on page 29 for
Mr. Cerrone, please tell us how the compensation committee determined that his contributions for the past year were significant on May 24,
2005, given your disclosure on page 24 that he was first associated with the company in June 2005 as a consultant, and was appointed co-chairman of the board of directors in July 2005. Please tell us how you accounted for the options granted to Mr. Cerrone prior to the acceleration. We note that as a non-employee, any options granted to
Mr. Cerrone would be recorded at fair value in accordance with FAS 123 and EITF 96-18, as applicable. In addition, based on the terms of the consulting agreement with Mr. Cerrone, it would appear that the services provided do not meet the exception for non-employee directors as outlined in paragraph 8 of FIN 44. Accordingly, any options granted to Mr. Cerrone after he became a director would also be accounted at fair value in accordance with FAS 123 and EITF 96-18.
75. Please clarify whether Dr. Tomei serves as an employee or as a consultant, as stated on page F-12. If Dr. Tomei is a consultant rather than an employee, we believe that his stock option grants should also be accounted for under FAS 123 and EITF 96-18, rather than APB 25.

Subsequent Events
76. We note your disclosure on page 37 regarding the consulting agreement with Mr. Cerrone. Please revise the financial statements to include appropriate disclosures regarding this commitment, including the base compensation, signing bonus and performance bonus provisions specified in Section 4 of the agreement.
77. Please provide updated disclosures regarding the status of the SpaXen joint venture for subsequent developments as discussed on pages 20-21.
78. We note your disclosure of the Series A convertible preferred stock on pages 16 and 38. Please revise the financial statements to disclose the material terms of this issuance, including the dividends, conversion rights, and liquidation preferences of the Series A preferred stock. In addition, please disclose the amount allocated to the Series A preferred stock and the warrants based on their relative fair values in accordance with paragraph 16 of APB 14, and any beneficial conversion feature in accordance with EITF 98-
5.




Part II

Item 26. Recent Sales of Unregistered Securities
79. Disclose the facts supporting your reliance upon Section 4(2), Rule 504 and Rule 506 as an exemption for these transactions, including any information requirements and the prohibition against general solicitation, as required by Item 701(d) of Regulation S-B.
80. We are unable to locate the Item 701 information for the shares issued in the exchange with the Xenomics Sub shareholders.

Item 27. Exhibits
81. Revise your legality opinion to indicate that the opinion opines upon Florida law including the statutory provisions, all applicable provisions of the Florida Constitution and all reported judicial decisions interpreting those laws.
82. Exhibits 10.6 and 10.8 are incorporated by reference from exhibits 99.2 and 99.3 to a Form 8-K filed July 19, 2004. Please confirm these references. In addition, we are unable to locate exhibit 10.5 as incorporated to exhibit 2.4 to the Form 8-K filed
July 19, 2004.
83. The SpaXen joint venture agreement does not appear to have been filed.

34 Act Reports
84. Please amend your Form 10-KSB for the year ended January 31,
2005
and all subsequent periodic reports in accordance with the above comments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Jeffrey J. Fessler
	Fax: 212-930-9725




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V. Randy White, Ph.D
Chief Executive Officer
Xenomics, Inc.
p. 1